EXHIBIT 99 (a)(ix)

     Unifi, Inc. Announces Results Of Its 'Dutch Auction' Tender Offer

   GREENSBORO, N.C., Dec. 16/PRNewswire/ -- Unifi, Inc. (NYSE: UFI) today announced the preliminary results of its "Dutch Auction" tender offer which expired Friday, December 13, 1996 at 5:00 p.m., New York City time.
   The preliminary count by First Union National Bank of North Carolina, depository for the offer, indicated that 1,754,396 shares were tendered and not withdrawn at or below $31 per share. The number of shares tendered includes 415,634 shares tendered pursuant to guaranteed delivery. The Company expects to purchase all shares tendered.
   The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.
   The shares expected to be purchased represent approximately 2.7 percent of the Company's shares of common stock outstanding immediately prior to the offer. After purchasing the shares the Company will have approximately 62.8 million shares of common stock outstanding.
   Unifi announced the tender offer on Wednesday, October 30, 1996, expressing its intentions to purchase up to 6 million shares at a range of $28 to $31 per share.
   The shares of common stock expected to be purchased in the "Dutch Auction" are a component of the share repurchase program authorized by the Board of Directors on October 21, 1993 to repurchase up to 15.0 million shares of Unifi's common stock at such prices as Management feels advisable and in the best interest of the Company. Including the expected purchase of the shares tendered, the Company will have acquired approximately 8.0 million shares pursuant to the authorization. The Company intends to continue with its share repurchase program.

SOURCE  Unifi, Inc.
     -0-                         12/16/96
   /CONTACT: Willis C. Moore, Vice President and Chief Financial Officer, Unifi, Inc., 910-316-5664/
   (UFI)